UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2011.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
Delegación Cuauhtémoc
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form
20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On November 10, 2011, Satélites Mexicanos, S.A. de C.V. issued a press release announcing plans to hold a conference call on November 17, 2011, beginning at 9:30 hrs (Central Time) / 10:30 hrs (Eastern Time), whereby CEO Patricio Northland and CFO Rene Moran Salazar will provide a business update and discuss Q3 2011 results.
Exhibit 99.1 Press Release of Satélites Mexicanos, S.A. de C.V., dated November 10, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)
Date: November 10, 2011	By:	/s/ Pablo Manzur y Bernabéu
		Name:	Pablo Manzur y Bernabéu
		Title:	General Counsel

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